

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Via E-mail
Robert L. Lane
Chief Financial Officer
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 475
Houston, TX 77046

Re: Sunnova Energy International Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2019
Exhibit No. 10.16 - Credit Agreement among Sunnova TEP Holdings, LLC, Sunnova TE Management, LLC, Credit Suisse AG, New York Branch, the Funding Agents from time to time party thereto, and the Lenders from time to time party thereto, dated September 6, 2019
Filed October 31, 2019
File No. 001-38995

Dear Mr. Lane:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance